UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

WESCO INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

95082P105

(CUSIP Number)

December 16, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 95082P105	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS EdgePoint Investment Group Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,602,222
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,602,222
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,602,222
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.7% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IA

(1)	The percentage set forth in Row 11 of this Cover Page is based on the 42,131,220 shares of Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of October 29, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 30, 2015.

CUSIP No. 95082P105	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS EdgePoint Global Portfolio
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,365,353
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,365,353
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,365,353
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0% (1)
12.	TYPE OF REPORTING PERSON (see instructions) FI

(1)	The percentage set forth in Row 11 of this Cover Page is based on the 42,131,220 shares of Common Stock of the Issuer outstanding as of October 29, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 30, 2015.

CUSIP No. 95082P105	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer

WESCO International, Inc.

(b)	Address of Issuer’s principal executive offices

225 West Station Square Drive, Suite 700, Pittsburgh, Pennsylvania 15219

Item 2.

(a)	Name of person filing

This Amendment No. 1 to the Schedule 13G filed on September 10, 2015 is being filed on behalf of EdgePoint Investment Group Inc. (the successor corporation to EdgePoint Investment Management Inc., “EdgePoint”) and EdgePoint Global Portfolio (“EGP” and, together with EdgePoint, the “Reporting Persons”) with respect to the shares of Common Stock, $0.01 par value per share (the “Common Stock”), of WESCO International, Inc., a Delaware corporation (the “Issuer”).

EdgePoint acts as investment manager to, and exercises investment discretion with respect to the Common Stock directly owned by, a number of private investment funds and mutual fund trusts, including EGP, an Ontario mutual fund trust, with respect to the 3,365,353 shares of Common Stock directly owned by it.

The filing of this statement should not be construed as an admission that EdgePoint is, for the purpose of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

(b)	Address or principal business office or, if none, residence

150 Bloor Street West, Suite 500, Toronto, Ontario M5S 2X9, Canada

(c)	Citizenship

See Row 4 of each Cover Page.

(d)	Title of class of securities

Common Stock, par value $0.01 per share

(e)	CUSIP No.

95082P105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP No. 95082P105	13G	Page 5 of 6 Pages

Item 4. Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

EdgePoint expressly declares that this filing shall not be construed as an admission that it is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 95082P105	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: January 11, 2016

EDGEPOINT INVESTMENT GROUP INC.

By:	/s/ Patrick Farmer
Patrick Farmer, Chief Compliance Officer

EDGEPOINT GLOBAL PORTFOLIO
By:	EdgePoint Investment Group Inc.

By:	/s/ Patrick Farmer
Patrick Farmer, Chief Compliance Officer